Exhibit 99.1

FORM 51-102F3
Material Change Report

ITEM 1.	NAME AND ADDRESS OF COMPANY

Seabridge Gold Inc. (the "Company")
106 Front Street East, Suite 400
Toronto, Ontario
M5A 1E1

ITEM 2.	DATE OF MATERIAL CHANGE

October 6, 2016

ITEM 3.	NEWS RELEASE

Issued October 6, 2016 and distributed through the facilities of Globe News Wire (Canadian Timely Disclosure).

ITEM 4.	SUMMARY OF MATERIAL CHANGE

The Company announced today the results of a Preliminary Economic Assessment (the “PEA”) for its 100%-owned KSM project located in northern British Columbia, Canada.

Unlike the updated Preliminary Feasibility Study (the “2016 PFS”) announced on September 19, 2016, the PEA takes a different approach to developing the KSM Project. The PEA incorporates the inferred resources in the Deep Kerr Zone and the Iron Cap Lower Zone into a conceptual project design and emphases low cost block cave mining and reducing the number and size of the open pits, which significantly reduces the surface disturbances in the re-designed project. The PEA assesses the potential impacts of incorporating these inferred resources into project design, capital and operating cost estimates and projected economics. The results of the 2016 PFS remain valid and represent a viable option for developing the KSM project, with the PEA assessing an alternative development option at a conceptual level. The PEA is preliminary in nature. The PEA is based on the same Mineral Resources estimates that were used in the 2016 PFS.

The PEA envisages a combined open-pit/underground block caving mining operation that is planned to operate for 51 years. After initial ramp-up the throughput averages of 170,000 tonnes per day (“tpd”) for the first 20 years, after the rate is reduced to 130,000 tpd for the following 15 years and then is further reduced to around 77,000 tpd for 12 years; during the remaining 3 years of production, throughput averages 28,000 tpd.

To compare the economic projections, the PEA incorporates the same three case analyses that were presented in the 2016 PFS. A Base Case economic evaluation was undertaken incorporating historical three-year trailing averages for metal prices as of July 31, 2016. This approach adheres to National Instrument 43-101 and is consistent with industry practice. Two alternate cases were constructed: (i) a Recent Spot Case incorporating recent spot prices for gold, copper, silver and the US$/Cdn$ exchange rate; and (ii) an Alternate Case that incorporates higher metal prices to demonstrate the project’s sensitivity to rising prices. The pre-tax and post-tax estimated economic results in U.S. dollars for all three cases compared to the results of the 2016 PFS are as follows:

Projected Economic Results (US$)

	Base Case		Recent Spot		Alternate
	2016 PEA	2016 PFS	2016 PEA	2016 PFS	2016 PEA	2016 PFS
Metal Prices:
Gold ($/ounce)	1,230		1,350		1,500
Copper ($/pound)	2.75		2.20		3.00
Silver ($/ounce)	17.75		20.00		25.00
US$/Cdn$ Exchange Rate:	0.80		0.77		0.80
Cost Summary:
Operating Costs Per Oz of Gold (life of mine)	-$179	$277	$32	$404	-$319	$183
Total Cost Per Ounce of Gold Produced	$358	$673	$553	$787	$218	$580
Copper Credits Per Oz Gold Included in Costs	-$1,328	-$795	-$1,104	-$636	-$1,449	-$868
Silver Credits per Oz Gold Included in Costs	-$83	-$71	-$97	-$80	-$117	-$100
Initial Capital (includes pre-production mining)	$5.5 billion	$5.0 billion	$5.3 billion	$4.8 billion	$5.5 billion	$5.0 billion
Sustaining Capital	$10.0 billion	$5.5 billion	$9.7 billion	$5.3 billion	$10.0 billion	$5.5 billion
Unit Operating Cost On-site (US$/tonne)	$11.61	$12.36	$11.17	$12.09	$11.61	$12.36
Pre-Tax Results:
Net Cash Flow	$26.3 billion	$15.9 billion	$24.1 billion	$16.1 billion	$38.7 billion	$26.3 billion
NPV @ 5% Discount Rate	$6.1 billion	$3.3 billion	$5.7 billion	$3.5 billion	$10.2 billion	$6.5 billion
Internal Rate of Return	12.7%	10.4%	12.9%	11.1%	16.9%	14.6%
Payback Period (years)	5.6	6.0	5.3	5.6	3.9	4.1
Post-Tax Results:
Net Cash Flow	$16.7 billion	$10.0 billion	$15.3 billion	$10.1 billion	$24.7 billion	$16.7 billion
NPV @ 5% Discount Rate	$3.4 billion	$1.5 billion	$3.2 billion	$1.7 billion	$6.0 billion	$3.7 billion
Internal Rate of Return	10.0%	8.0%	10.1%	8.5%	13.4%	11.4%
Payback Period (years)	6.4	6.8	6.1	6.4	4.7	4.9

Note: Operating and total cost per ounce of gold are after copper and silver credits. Total cost per ounce include all start-up capital, sustaining capital and reclamation/closure costs. The post-tax results include the B.C. Mineral Tax and corporate provincial and federal taxes.

The NI 43-101 Technical Report will include sensitivity analyses illustrating the impact on project economics from positive and negative changes to metal prices, capital costs and operating costs.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

See the attached news release.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not Applicable.

ITEM 7.	OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.	EXECUTIVE OFFICER

	Contact:	Rudi Fronk
	Telephone:	(416) 367-9292

ITEM 9.	DATE OF REPORT

DATED at Toronto, Ontario, this 6th day of October, 2016.

Annex A

New Study Finds Significant Further Gains for Seabridge Gold’s KSM Project

Adding Deep Kerr and Iron Cap Lower Zones Improves Economics, Reduces Environmental Risks
Base Case Life of Mine Operating Costs (Net of Cu and Ag Credits) Estimated at Negative US$179 Per Ounce of Gold Produced
Total Cost (Including all Capital, Operating and Closure Costs and Net of Cu and Ag Credits) Estimated at US$358 Per Ounce
Smaller Footprint: 2.4 Billion Tonnes (or 81%) Less Waste Rock Generated Compared to 2016 PFS

TORONTO, Oct. 06, 2016 (GLOBE NEWSWIRE) -- Seabridge Gold Inc. (TSX:SEA) (NYSE:SA) announced today the results of a Preliminary Economic Assessment (the “PEA”) for its 100%-owned KSM project located in northern British Columbia, Canada. Unlike the updated Preliminary Feasibility Study (the “2016 PFS”) announced on September 19, 2016, the PEA takes a different approach to developing the KSM Project by incorporating the Deep Kerr Zone and the Iron Cap Lower Zone into a conceptual project design.

The PEA was prepared by Amec Foster Wheeler. An NI 43-101 Technical Report summarizing the results of the PEA, as well as the 2016 PFS, will be filed at www.sedar.com.

The 2016 PFS incorporated KSM’s Measured and Indicated Mineral Resources into mine plans generating Proven and Probable Mineral Reserves of 2.2 billion tonnes grading 0.55 grams per tonne gold, 0.21% copper and 2.6 grams per tonne silver (38.8 million ounces of gold, 10.2 billion pounds of copper and 183 million ounces of silver). (For details see http://seabridgegold.net/News/Article/626/) The 2016 PFS could not include the higher grade resources delineated at Deep Kerr and the Iron Cap Lower Zone as they are in the Inferred Mineral Resources category which cannot be considered as Mineral Reserves required for inclusion in a PFS.

The PEA was undertaken to evaluate a different approach to developing the KSM Project by emphasizing low cost block cave mining and reducing the number and size of the open pits, which significantly reduces the surface disturbances in the re-designed project.  The PEA assesses the potential impacts of incorporating these inferred resources into project design, capital and operating cost estimates and projected economics. The results of the 2016 PFS remain valid and represent a viable option for developing the KSM project, with the PEA assessing an alternative development option at a conceptual level. The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the results of the PEA will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Seabridge Gold Chairman and CEO Rudi Fronk noted that “the PEA demonstrates the potential for significant project improvements over the 2016 PFS. It is important to acknowledge that the PEA includes Inferred Mineral Resources and is more conceptual, not having the same amount of engineering work involved in a PFS. The results are therefore not directly comparable. However, the PEA should help our shareholders understand the potential value of the exploration discoveries we have made at Deep Kerr and Lower Iron Cap these past three years at considerable expense. I would also note that we have had great success at KSM upgrading inferred resources to higher categories and we therefore believe that the improvements suggested by the PEA could be realized.”

The PEA under direction of Amec Foster Wheeler, uses some of the 2016 PFS consulting team members. Notable changes in the PEA include:

  In the PEA, open pits would account for only 22% of total production compared to 70% in the 2016 PFS. In the PEA, the Kerr Deposit would be mined exclusively as a large underground block cave along with the Deep Kerr deposit below (together “Kerr”). The PEA mine plans in total would reduce the amount of waste rock by 81% (by approximately 2.4 billion tonnes) compared to the PFS, substantially shrinking the project’s foot print and its environmental impact and reducing water treatment costs.
  By including Deep Kerr, annual average maximum throughput of 130,000 tonnes per day envisioned in the 2016 PFS has been increased to 170,000 tonnes per day in the PEA without significant redesign of facilities. Increased throughput would increase metal production, reducing payback periods and improving estimated projected internal rates of returns and net present values.
  In the PEA, estimated Base Case initial capital costs including pre-production mining costs are about 9.7% higher than the 2016 PFS due primarily to increased throughput. Base Case total cost per ounce of gold produced in the PEA is estimated at US$358 compared to US$673 per ounce in the 2016 PFS. The change in Base Case total cost is due to higher by-product credits from significantly higher copper production more than offsetting higher sustaining capital for expanded underground development in the PEA. (see Projected Economics table at end of release for breakdown of copper and silver credits)
  As a result of approximately 77% more copper that would be produced over the projected life, Base Case life of mine operating costs in the PEA are estimated at negative US$179 per ounce of gold produced, compared to the positive US$277 per ounce in the 2016 PFS . (see Projected Economics table at end of release for breakdown of copper and silver credits)

Commenting on the changes in the PEA, Fronk concluded that “we are very excited by the sizeable potential economic impact from including Deep Kerr in the project design as well as the very significant environmental improvements that could be realized. In our view, the PEA approach is likely to be an attractive alternative for prospective partners.”

The PEA envisages a combined open-pit/underground block caving mining operation that is planned to operate for 51 years. Over the entire 51-year mine life, mineralized material would be fed to a copper and gold extraction mill. The flotation plant would produce a gold/copper/silver concentrate for transport by truck to a nearby sea port at Stewart, B.C. for shipment to Pacific Rim smelters. Metallurgical testing indicates that KSM can produce a clean concentrate with an average copper grade of 25% with a high gold and silver content, making it readily saleable. Separate gold-silver doré would be produced at the KSM processing facility.

Mineral Resources
The PEA is based on the same Mineral Resources estimates that were used in the 2016 PFS. Measured and Indicated Mineral Resources at KSM are estimated at 2.9 billion tonnes grading 0.54 grams per tonne gold, 0.21% copper and 2.7 grams per tonne silver (49.8 million ounces of gold, 13.6 billion pounds of copper and 253 million ounces of silver). An additional 2.7 billion tonnes are estimated in the Inferred Resource category grading 0.35 grams per tonne gold, 0.32% copper and 2.0 grams per tonne silver (30.8 million ounces of gold, 19.2 billion pounds of copper and 178 million ounces of silver). A detailed breakdown of KSM’s Mineral Resources can be found at the end of this news release.

Mine Design
The PEA utilizes Measured, Indicated and Inferred Mineral Resources in mine planning. Material that is mined in the PEA is based on open pit mining and underground block caving for the Mitchell deposit, open pit mining for the Sulphurets deposit and underground block caving for the Kerr and Iron Cap deposits. Approximately 22% of the mill feed would come from open pit operations and 78% from underground block caving. Waste to mill feed cut-offs were determined using a Net Smelter Return (“NSR”) for each block in the model. NSR is calculated using prices and process recoveries for each metal accounting for all off-site losses, transportation, smelting and refining charges. Metal prices of US$1,200 per ounce gold, US$2.70 per pound copper, and US$17.50 per ounce silver are used in the NSR calculations.

Lerchs-Grossman (“LG”) pit shell optimizations were used to define open pit mine plans in the PEA.  The pit limits of the PEA are contained inside the pit limits of the 2016 PFS. The mine design for the PEA focuses on reducing waste and selecting higher block value. As a result the PEA mine plan contains 2.4 billion tonnes less waste in the open pit mine plan.

The underground block caving mine designs for Mitchell, Iron Cap, and Kerr are based on modeling using GEOVIA’s Footprint Finder (FF) and PCBC software. The ramp-up and maximum yearly mine production rates were established based on the rate at which the drawpoints are constructed, and the initial and maximum production rates at which individual drawpoints can be mucked. The values chosen for these inputs were based on industry averages adjusted to suit the anticipated conditions.

Mitchell is estimated to have a production ramp-up period of 5 years, steady state production at 21.9 million tonnes per year for 28 years, and then ramp-down production for another 3 years. Iron Cap is estimated to have a production ramp-up period of 3 years, steady state production at 14.6 million tonnes per year for 11 years, and then ramp-down production for another 4 years. Kerr is estimated to have a production ramp-up period of 6 years, steady state production at 25.5 million tonnes per year for 38 years with some variations during years where the operation transitions from first to second lift and second to third lift.  Ramp down lasts 4 years. The underground pre-production period is 5 years for Mitchell and Iron Cap and 3 years for Kerr. The first underground mill feed production from Mitchell, Iron Cap and Kerr comes in years 9, 10 and 4, respectively. The mining NSR shut-off is Cdn$20 per tonne for the Mitchell underground mine, Cdn$23 per tonne for the Iron Cap underground mine and Cdn$22 per tonne for Kerr.

Mineral Resources contained in the mine plans for the 2016 PEA are stated as follows.

Mineral Resources in the PEA Mine Plan
Zone	Mining Method	Classification	Tonnes (millions)	Average Grades			Contained Metal
				Gold (gpt)	Copper (%)	Silver (gpt)	Gold (million ounces)	Copper (million pounds)	Silver (million ounces)
Mitchell	Open Pit	Measured	223.7	0.79	0.20	3.0	5.7	966	21.9
		Indicated	194.6	0.75	0.19	2.8	4.7	817	17.7
		Inferred	11.6	0.47	0.20	5.2	0.2	50	1.9
	Block Cave	Measured	244.9	0.68	0.21	4.2	5.4	1134	33.1
		Indicated	361.0	0.65	0.20	4.1	7.5	1592	47.6
		Inferred	87.5	0.40	0.13	3.1	1.1	259	8.7
Iron Cap	Block Cave	Indicated	121.5	0.64	0.24	4.1	2.5	643	15.8
		Inferred	77.4	0.46	0.22	3.5	1.1	384	8.7
Sulphurets	Open Pit	Indicated	91.8	0.70	0.29	0.6	2.1	584	1.7
		Inferred	11.1	0.59	0.25	0.8	0.2	60	0.3
Kerr	Block Cave	Indicated	24.4	0.26	0.54	1.1	0.2	290	0.8
		Inferred	931.5	0.31	0.49	1.7	9.3	9,962	52.0
Total Open Pit		M+I	510.1	0.76	0.21	2.5	12.4	2,367	41.2
		Inferred	22.7	0.53	0.22	3.1	0.4	111	2.2
Total Block Cave		M+I	751.8	0.64	0.22	4.0	15.6	3,659	97.3
		Inferred	1,096.4	0.33	0.44	2.0	11.6	10,605	69.3
Total Material Mined		M+I	1,261.8	0.69	0.22	3.4	28.0	6,026	138.6
		Inferred	1,119.1	0.33	0.43	2.0	12.0	10,716	71.6

Production
The mine production plan starts in lower-cost open pit areas using conventional large scale equipment before transitioning into block cave underground bulk mining later in the mine life. Starter pits have been selected in higher grade areas and cutoff grade strategy optimizes revenues to minimize the payback duration.

After initial ramp-up the throughput averages of 170,000 tonnes per day (“tpd”) for the first 20 years, after the rate is reduced to 130,000 tpd for the following 15 years and then is further reduced to around 77,000 tpd for 12 years; during the remaining 3 years of production, throughput averages 28,000 tpd. In the PEA, KSM’s mine life is estimated at approximately 51 years. Production starts from open pits at Mitchell and Sulphurets and lasts until years 8 and 5 of production, respectively.  During that period the Kerr block cave is developed and first mill feed is produced in year 4 of production.  In year 9 and 10 Mitchell and Iron Cap caves enter into production. Underground production ends first at Iron Cap in year 27, then at Mitchell in year 44 and finally at Kerr in year 51 of production.

At Mitchell, a near-surface higher grade gold zone outcrops allowing for gold production in the first seven years that is substantially above the mine life average grade. The mine plan is specifically designed for mining highest gold grade first to facilitate an early capital investment payback. The project’s post-tax payback period is approximately 6.3 years for the Base Case or less than 12% of mine life. A payback period representing less than 20% of mine life is considered highly favorable. Metal production for the first seven years, compared to life of mine average production, is estimated as follows:

Average Annual Metal Production (metal recovered)
	Years 1-7 Average	Life of Mine Average
Average Grades:
Gold (grams per tonne)	0.78	0.52
Copper (%)	0.26	0.32
Silver (grams per tonne)	2.7	2.7
Annual Production:
Gold (000 ounces)	1,150	592
Copper (000 pounds)	306,603	286,217
Silver (000 ounces)	3,290	2,761

Capital Costs
Initial capital costs (including contingency of US$927 million and preproduction mining costs) are estimated at US$5.5 billion, approximately 9.7% higher than the initial capital estimate in the 2016 PFS. Most of the cost increase in initial capital is related to the higher throughput that required a bigger mining fleet at the start of production, larger size of equipment at the mill and changes in the tailing management facility due to a higher mill rate. Also, contingency is higher to reflect the lower level of cost accuracy of the PEA compared to the 2016 PFS.

Sustaining capital over the 51 year mine life is estimated at US$10.0 billion and is dominated by capitalizing the underground mine expansions at Kerr, Mitchell and Iron Cap block caves. In addition to sustaining capital, a further US$540 million has been charged against the project including US$454 million set aside in a sinking fund during the production period to pay for estimated water treatment obligations which continue after closure and US$86 million for physical reclamation and other uses after mining operations have ceased.

Initial capital and sustaining capital estimates for the PEA are summarized as follows:

Capital Costs (US$ million)
Direct Costs:
Mine Site	1,272
Process	1,447
Tailing Management Facility	509
Environmental	15
On-site Infrastructure	23
Off-site Infrastructure	120
Permanent Electrical Power Supply and Energy Recovery	167
Total Direct Costs	3,553
Total Indirect Costs	848
Owner’s Cost	161
Contingency	927
TOTAL INITIAL CAPITAL	5,489
TOTAL LIFE OF MINE SUSTAINING CAPITAL	10,018

Operating Costs
Average mine, process and G&A operating costs over the PEA project’s life (including waste mining and on-site power credits, excluding off-site shipping and smelting costs) are estimated at US$11.61 per tonne milled (before base metal credits). Estimated unit operating costs decreased 6% from the 2016 PFS primarily due to reduction in process and G&A cost associated with higher throughput. A breakdown of estimated unit operating costs is as follows:

LOM Average Unit Operating Costs (US$ Per Tonne Milled)
Mining	4.47
Process	5.19
G&A	0.86
Others	1.09
Total Operating Costs	11.61
*excluding pre-production cost of both open pit and underground mining

Economic Analysis
To compare the economic projections, the PEA incorporates the same three case analyses that were presented in the 2016 PFS. A Base Case economic evaluation was undertaken incorporating historical three-year trailing averages for metal prices as of July 31, 2016. This approach adheres to National Instrument 43-101 and is consistent with industry practice. Two alternate cases were constructed: (i) a Recent Spot Case incorporating recent spot prices for gold, copper, silver and the US$/Cdn$ exchange rate; and (ii) an Alternate Case that incorporates higher metal prices to demonstrate the project’s sensitivity to rising prices. The pre-tax and post-tax estimated economic results in U.S. dollars for all three cases compared to the results of the 2016 PFS are as follows:

Projected Economic Results (US$)
	Base Case				Recent Spot				Alternate
	2016 PEA		2016 PFS		2016 PEA	2016 PFS			2016 PEA		2016 PFS
Metal Prices:
Gold ($/ounce)		1,230				1,350				1,500
Copper ($/pound)		2.75				2.20				3.00
Silver ($/ounce)		17.75				20.00				25.00
US$/Cdn$ Exchange Rate:		0.80				0.77				0.80
Cost Summary:
Operating Costs Per Oz of Gold (life of mine)	-$	179		$277		$32		$404	-$	319		$183
Total Cost Per Ounce of Gold Produced		$358		$673		$553		$787		$218		$580
Copper Credits Per Oz Gold Included in Costs	-$	1,328	-$	795	-$	1,104	-$	636	-$	1,449	-$	868
Silver Credits per Oz Gold Included in Costs	-$	83	-$	71	-$	97	-$	80	-$	117	-$	100
Initial Capital (includes pre-production mining)	$5.5 billion		$5.0 billion		$5.3 billion		$4.8 billion		$5.5 billion		$5.0 billion
Sustaining Capital	$10.0 billion		$5.5 billion		$9.7 billion		$5.3 billion		$10.0 billion		$5.5 billion
Unit Operating Cost On-site (US$/tonne)		$11.61		$12.36		$11.17		$12.09		$11.61		$12.36
Pre-Tax Results:
Net Cash Flow	$26.3 billion		$15.9 billion		$24.1 billion		$16.1 billion		$38.7 billion		$26.3 billion
NPV @ 5% Discount Rate	$6.1 billion		$3.3 billion		$5.7 billion		$3.5 billion		$10.2 billion		$6.5 billion
Internal Rate of Return		12.7%		10.4%		12.9%		11.1%		16.9%		14.6%
Payback Period (years)		5.6		6.0		5.3		5.6		3.9		4.1
Post-Tax Results:
Net Cash Flow	$16.7 billion		$10.0 billion		$15.3 billion		$10.1 billion		$24.7 billion		$16.7 billion
NPV @ 5% Discount Rate	$3.4 billion		$1.5 billion		$3.2 billion		$1.7 billion		$6.0 billion		$3.7 billion
Internal Rate of Return		10.0%		8.0%		10.1%		8.5%		13.4%		11.4%
Payback Period (years)		6.4		6.8		6.1		6.4		4.7		4.9

Note: Operating and total cost per ounce of gold are after copper and silver credits. Total cost per ounce include all start-up capital, sustaining capital and reclamation/closure costs. The post-tax results include the B.C. Mineral Tax and corporate provincial and federal taxes.

The NI 43-101 Technical Report will include sensitivity analyses illustrating the impact on project economics from positive and negative changes to metal prices, capital costs and operating costs.

National Instrument 43-101 Disclosure The 2016 KSM PEA was prepared by Amec Foster Wheeler, and incorporates the work of a number of industry-leading consulting firms. These firms and their Qualified Persons (as defined under National Instrument 43-101) are independent of Seabridge and have reviewed and approved this news release. The principal consultants who contributed to the 2016 PEA, and their Qualified Persons are listed below along with their areas of responsibility:

  Amec Foster Wheeler. under the direction of Simon Allard P.Eng., Mark Ramirez RM SME and Tony Lipiec P.Eng (Underground and open pit design , RSF design, process design and capital and operating costs).
  Klohn Crippen Berger Ltd. under the direction of Graham Parkinson P. Geo. (Design of surface water diversion, diversion tunnels and seepage collection ponds, tailing dam, water storage dam and tunnel geotechnical). Graham Parkinson has been to the site.
  Resource Modeling Inc. under the direction of Michael Lechner P.Geo (Mineral Resources). Michael Lechner has been to site.
  Golder Associates Inc. under the direction of Ross Hammett P. Eng (Block caving assessments). Ross Hammett has been to the site.

Seabridge Gold holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge Gold’s mineral reserves and resources by project and category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All Mineral Reserve and Mineral Resources estimates reported by the Corporation were estimated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Definition Standards. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as “forward-looking statements” are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the estimated amount and grade of Mineral Resources and mineral reserves; (ii) that both the PFS and the PEA represent viable development options for the Project and that the PEA is likely an attractive alternative for prospective partners; (iii) estimates of the capital costs of constructing mine facilities and bringing a mine into production, of sustaining capital and the duration of financing payback periods; (iv) the estimated amount of future production, both produced and metal recovered; and (v) estimates of operating costs and total costs, net cash flow, net present value and economic returns from an operating mine; and (vi) the expected positive impact on project economics of the Deep Kerr and Iron Cap Lower Zone. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “envisages”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. The most significant assumptions are set forth above, but generally these assumptions include: (i) the presence of and continuity of metals at the Project at estimated grades; (ii) the geotechnical and metallurgical characteristics of rock conforming to sampled results; including the quantities of water and the quality of the water that must be diverted or treated during mining operations; (iii) the capacities and durability of various machinery and equipment, including the rates at which drawpoints can be established and mucked; (iv) the availability of personnel, machinery and equipment at estimated prices and within the estimated delivery times; (v) currency exchange rates; (vi) metals sales prices and exchange rate assumed; (vii) appropriate discount rates applied to the cash flows in the economic analysis; (viii) tax rates and royalty rates applicable to the proposed mining operation; (ix) the availability of acceptable financing under assumed structure and costs; (ix) anticipated mining losses and dilution; (x) metallurgical performance; (xi) reasonable contingency requirements; (xii) success in realizing proposed operations; (xiii) receipt of permits and other regulatory approvals on acceptable terms; and (xiv) the negotiation of satisfactory terms with impacted Treaty and First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur as forecast, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as Mineral Resources from that predicted; variations in rates of recovery and extraction; the geotechnical characteristics of the rock mined or through which infrastructure is built differing from that predicted, the quantity of water that will need to be diverted or treated during mining operations being different from what is expected to be encountered during mining operations or post closure, or the rate of flow of the water being different; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; changes in regulations applying to the development, operation, and closure of mining operations from what currently exists; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2015 and in the Corporation’s Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD

"Rudi Fronk"
President & C.E.O.

For further information, please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292   ·  Fax: (416) 367-2711
Email:  info@seabridgegold.net

KSM Mineral Resources as of May 31, 2016
Zone	Type of Constraint	NSR Cut-off (Cdn$/t)	Tonnes (000 t)	Grades				Contained Metal
				Au (g/t)	Cu (%)	Ag (g/t)	Mo (ppm)	Au (000 oz)	Cu (Mlb)	Ag (000 oz)	Mo (Mlb)
Measured Mineral Resources
Mitchell	Conceptual LG Pit	9	698,800	0.63	0.17	3.1	59	14,154	2,618	69,647	91
	Conceptual Block Cave	16	51,300	0.59	0.20	4.7	41	973	226	7,752	5
	Total Mitchell Measured	n/a	750,100	0.63	0.17	3.2	58	15,127	2,844	77,399	96
Total Measured	n/a	n/a	750,100	0.63	0.17	3.2	58	15,127	2,844	77,399	96
Indicated Mineral Resources
Kerr	Conceptual LG Pit	9	355,000	0.22	0.41	1.1	4	2,511	3,208	12,555	3
	Conceptual Block Cave	16	24,400	0.24	0.48	2.0	14	188	258	1,569	1
	Total Kerr Indicated	n/a	379,400	0.22	0.41	1.2	5	2,699	3,466	14,124	4
Sulphurets	Conceptual LG Pit	9	381,600	0.58	0.21	0.8	48	7,116	1,766	9,815	40
Mitchell	Conceptual LG Pit	9	919,900	0.57	0.16	2.8	61	16,858	3,244	82,811	124
	Conceptual Block Cave	16	124,700	0.58	0.20	4.7	38	2,325	550	18,843	10
	Total Mitchell Indicated	n/a	1,044,600	0.57	0.16	3.0	58	19,183	3,794	101,654	134
Iron Cap	Conceptual Block Cave	16	346,800	0.51	0.23	4.5	14	5,686	1,758	50,174	11
Total Indicated	n/a	n/a	2,152,400	0.50	0.23	2.5	40	34,684	10,784	175,767	189
Measured + Indicated Mineral Resources
Kerr	Conceptual LG Pit	9	355,000	0.22	0.41	1.1	4	2,511	3,208	12,555	3
	Conceptual Block Cave	16	24,400	0.24	0.48	2.0	14	188	258	1,569	1
	Total Kerr M+I	n/a	379,400	0.22	0.41	1.2	5	2,699	3,466	14,124	4
Sulphurets	Conceptual LG Pit	9	381,600	0.58	0.21	0.8	48	7,116	1,766	9,815	40
Mitchell	Conceptual LG Pit	9	1,618,700	0.60	0.16	2.9	60	31,012	5,862	152,458	215
	Conceptual Block Cave	16	176,000	0.58	0.20	4.7	39	3,298	776	26,595	15
	Total Mitchell M+I	n/a	1,794,700	0.60	0.16	3.1	58	34,310	6,638	179,053	230
Iron Cap	Conceptual Block Cave	16	346,800	0.51	0.23	4.5	14	5,686	1,758	50,174	11
Total M + I	n/a	n/a	2,902,500	0.54	0.21	2.7	44	49,811	13,628	253,166	285
Inferred Mineral Resources
Kerr	Conceptual LG Pit	9	80,200	0.27	0.21	1.1	6	696	371	2,836	1
	Conceptual Block Cave	16	1,609,000	0.31	0.43	1.8	25	16,036	15,249	93,115	89
	Total Kerr Inferred	n/a	1,689,200	0.31	0.42	1.8	24	16,732	15,620	95,951	90
Sulphurets	Conceptual LG Pit	9	182,300	0.46	0.14	1.3	28	2,696	563	7,619	11
Mitchell	Conceptual LG Pit	9	317,900	0.37	0.09	3.0	56	3,782	631	30,662	39
	Conceptual Block Cave	16	160,500	0.51	0.17	3.5	44	2,632	601	18,061	16
	Total Mitchell Inferred	n/a	478,400	0.38	0.10	3.0	55	6,414	1,232	48,723	55
Iron Cap	Conceptual Block Cave	16	369,300	0.42	0.22	2.2	21	4,987	1,791	26,121	17
Total Inferred	n/a	n/a	2,719,200	0.35	0.32	2.0	29	30,829	19,206	178,414	173

Note: Mineral Resources are reported inclusive of the Mineral Resources that were converted to Mineral Reserves. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.